NEXTERS INC. 20619 Nexters Inc. Proxy Card REV2 Front PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy.com/nexters/2022 MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on August 25, 2022. .. YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Vote by Internet - QUICK  EASY  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS NEXTERS INC. This notice (the “Notice”) is given to inform that the Company will hold its 2022 annual general meeting (the “AGM”) of the members of the Company (the “Members”) on August 26, 2022, at 3:00 p.m. Cypriot time (8:00 a.m. Eastern time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommu- nications means. Nexters Inc. Virtual Shareholder Meeting Information: Meeting Date: Friday, August 26, 2022 Meeting Time: 8:00 a.m. Eastern Time (EDT) Annual Meeting-meeting webpage (information, webcast, telephone access and replay): https://www.cstproxy.com/nexters/2022 Telephone access (listen-only): Within the U.S. and Canada: 1 800-450-7155 (toll-free) Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply) Conference ID: 7936452# Record Date: Only Members as of the end of business on July 26, 2022, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company. Proxy: A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instru- ment appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in substantially the form attached to this Notice. Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@nexters.com. The cut-off time to provide proxies is 2:00 p.m. Cypriot time (7 a.m. Eastern time) on August 26, 2022. Proxies submitted thereafter will not be considered. Voting According to Clause 6.1 of the Company’s Memorandum of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM. Materials Copies of materials related to the AGM, including this Notice and form of instruments appointing proxy, are available for no charge on the Company’s website: investor.nexters.com. (Continued and to be marked, dated and signed on the other side) Exhibit 99.2

20619 Nexters Inc. Proxy Card REV2 Back

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting

To view the 2022 Proxy Statement and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/nexters/2022

PROXY

The following agenda items are proposed for consideration and, if thought proper, for approval by the Members:

1. Appointment of the Company's auditors

On the recommendation of the Audit Committee, the Company's board of directors (the "**Board**") recommends to the AGM to appoint an office of the global KPMG network ("**KPMG**"), as the Company's auditors to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

The following resolution is proposed:

	FOR	AGAINST	ABSTAIN
To approve the appointment of KPMG, as the Auditors to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.	☐	☐	☐

2. Election of Directors

According to Regulation 9.5 of the Company's Articles of Association, each Director holds office for a term expiring at the Company's next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee, the Board recommends to the AGM to re-elect the following Directors of the Company:

		FOR	AGAINST	ABSTAIN
Natasha Braginsky Mounier	Independent Director	☐	☐	☐
Dmitrii Bukhman*	Non-Executive Director	☐	☐	☐
Andrey Fadeev*	Director and CEO of the Company	☐	☐	☐
Andrew Sheppard	Independent Director	☐	☐	☐

* These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only.

In addition to the re-elections proposed above, and upon the recommendation of the Nomination and Compensation Committee, the Board further recommends to the AGM to elect the following persons to act as additional Directors of the Company:

		FOR	AGAINST	ABSTAIN
Marie Holive	Independent Director	☐	☐	☐
Olga Loskutova	Independent Director	☐	☐	☐
Tal Shoham	Independent Director	☐	☐	☐

The following resolution is proposed:

To elect or re-elect, as the case may be, the following Directors of the Company:

		FOR	AGAINST	ABSTAIN
Natasha Braginsky Mounier	Independent Director	☐	☐	☐
Marie Holive	Independent Director	☐	☐	☐
Olga Loskutova	Independent Director	☐	☐	☐
Andrew Sheppard	Independent Director	☐	☐	☐
Tal Shoham	Independent Director	☐	☐	☐

Form of Instrument Appointing a Proxy to Exercise Discretion

I/We being a Member of the above Company HEREBY APPOINT [*Insert Full Name of Proxy, passport No.* ____________________, *residing at* ____________________] *of*

____

[*Insert Full Name of the Legal Entity]* or failing them

____

[*Insert Full Name of Additional Proxy, as necessary, passport No.* ____________________

residing at ____________________] of

[*Insert Full Name of the Legal Entity*]

____________________to be my/our proxy to vote for me/us at the meeting of Members to be held on August 26, 2022 and at any adjournment thereof.

Item of the Agenda

	FOR	AGAINST	ABSTAIN
1. Appointment of the Company's auditors	☐	☐	☐
2. Election of Directors:			
(a) Natasha Braginsky Mounier	☐	☐	☐
(b) Marie Holive	☐	☐	☐
(c) Olga Loskutova	☐	☐	☐
(d) Andrew Sheppard	☐	☐	☐
(e) Tal Shoham	☐	☐	☐

By this instrument the Proxy is empowered and authorized to participate in the selection of the chairman of the AGM and request a poll if the Proxy thinks fit.

Signed this day of ____________, 2022.

Signature:

Name of the Member: ____________________

Represented by: ____________________

CONTROL NUMBER

☐

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**2022.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.